EXHIBIT 99.1

RADA Electronic Industries Announces Filing of 2010 Annual Report

Press Release
Source: RADA Electronic Industries Ltd.
On Thursday March 31, 2011, 3:35 pm EDT

NETANYA, Israel, March 31, 2011 /PRNewswire/ -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News), today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company's website (www.rada.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich, CFO
+972-9-892-1111

CCG Israel
Investor Relations Contact
Ehud Helft
Porat Saar
+1 646 233 2161
Rada@ccgisrael.com